Atento announces the completion of the third tranche of funding under its new interim financing, bringing the total amount invested to $37 million.

•	Atento announces the drawdown of ~$3M in tranche 3 funding under its new interim financing.
•	Tranche 3 brings the total interim financing received to $37 million, exceeding the initial target by $7 million.
•	Tranche 3 funding to provide enhanced financial runway to support Atento’s restructuring.

New York, August 31, 2023 - Atento S.A. ("Atento" or the "Company"), one of the world's largest providers of customer relationship and business process outsourcing (CRM/BPO) services and an industry leader in Latin America, today announced that it has successfully received tranche 3 funding under its interim financing arrangements announced on 23 June 2023, through the issuance of additional new money notes due 2025. This brings the total amount received under that financing to $37 million, exceeding the initial target by $7 million.

The interim financing provides enhanced liquidity and financial runway to Atento to support the implementation of the comprehensive restructuring of the business through an English restructuring plan (the "Restructuring").

The Restructuring is expected to deleverage Atento’s balance sheet significantly and allow the business to raise substantial new funding to facilitate the execution of its transformation plan, in line with the Restructuring Support Agreement (the “RSA”) agreed with an ad hoc group of supportive holders of Atento’s senior secured notes, announced on 3 July 2023. The $37 million of additional capital invested by members of the ad hoc group demonstrates their commitment to supporting the Company through the Restructuring. Atento continues to collaborate with its key financial stakeholders, including the ad hoc group, with a view to completing the Restructuring by the end of October 2023.

The Company is making good progress towards implementing the Restructuring, and it remains on track to fulfilling the key milestones under the RSA towards doing so. Atento also remains focused on executing its transformation plan, including geographical expansion and the development of new Artificial Intelligence capabilities, which it believes will be facilitated by the successful implementation of the Restructuring.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (“CRM BPO”) services in Latin America and one of the leading providers worldwide. Atento is also one of the leading providers of nearshoring CRM BPO services for companies operating in the United States. Since 1999, the Company has developed its business model in 16 countries, employing approximately 135,000 people. Atento has more than 400 clients, offering a wide range of CRM BPO services through multiple channels. Atento’s clients are mostly leading multinational companies in telecommunications, banking and financial services, healthcare, retail and public administration sectors. In 2019, Atento was named one of the 25 best multinational companies in the world and one of the best multinationals to work for in Latin America by Great Place to Work®. In addition, in 2021, Everest named Atento as a “star performer”. Gartner has named the Company two consecutive years a leader in its Magic Quadrant since 2021. For more information visit www.atento.com

Media Contact

press@atento.compress@atento.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento’s current expectations and are not guarantees of future events. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those contained in the forward-looking statements. Such risks and uncertainties include, but are not limited to: Atento's ability to negotiate and execute any further definitive documentation with respect to the restructuring transaction and to satisfy all the conditions of the restructuring support agreement; ultimate outcome of the restructuring proceedings; actions by Atento’s lenders and other financing sources, including any creditor actions that could impact Atento’s operations; Atento’s ability to improve its capital structure and to address its debt service obligations through the proposed restructuring transaction, including potential adverse effects of any potential bankruptcy proceedings on Atento's liquidity and results of operations; Atento’s future cash requirements; competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of Atento’s substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. Atento is also subject to other risk factors described in documents filed by the Company with the United States Securities and Exchange Commission. These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.